SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 0-5449

___________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comarco, Inc.

25541 Commercentre Drive, Suite 250

Lake Forest, CA 92630

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

INDEX TO Financial Statements AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2014	12

*	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

Comarco, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 2 to the financial statements, the Plan Sponsor’s financial statements for the years ended January 31, 2015 and 2014 contained discussion of the Plan Sponsor’s ability to continue as a going concern and in its audit report on those financial statements dated April 30, 2015, the independent registered public accounting firm expressed substantial doubt regarding the Plan Sponsor’s ability to continue operating as a going concern. Our opinion is not modified with respect to this matter.

/s/ Squar Milner LLP

Newport Beach, California

July 22, 2015

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS

Cash	$7,000	$8,000
Investments, at fair value (Note 3)	5,821,000	6,727,000
Notes receivable from participants	29,000	86,000
Total assets	5,857,000	6,821,000

LIABILITIES

Excess contributions payable to participants	–	9,000

Net assets available for benefits	$5,857,000	$6,812,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2014	2013
Net assets available for benefits, beginning of year	$6,812,000	$6,238,000

Additions:
Contributions:
Employee	144,000	38,000

Interest on notes receivable from participants	–	3,000

Net realized and unrealized appreciation of investments	302,000	1,106,000
Total additions	446,000	1,147,000

Deductions:
Distributions	1,313,000	528,000
Corrective distributions	–	9,000
Administrative expenses	88,000	36,000

Total deductions	1,401,000	573,000

Net (decrease) increase in net assets	(955,000)	574,000

Net assets available for benefits, end of year	$5,857,000	$6,812,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

0B1.	Description of the Plan

The following description of Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

8BGeneral

The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and its subsidiary (“the Company” or “Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended and the Internal Revenue Code (“IRC”). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc., a subsidiary of Comarco, Inc. (“Comarco”).

The Plan is administered by the Company's Administrative Committee (“Plan Administrator”). McCready and Keene, a OneAmerica company, is the record keeper of the Plan and Wilmington Trust Retirement and Institutional Services Company (“Wilmington Trust”) is the trustee for all assets other than the Comarco, Inc. stock and the Wells Fargo Stable Value Fund, which trustees are Charles Schwab and Wells Fargo Bank N.A. (“Wells Fargo”), respectively.

9BContributions

Employee contributions to the Plan may range from 1% to 20% of eligible earnings, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. Participant contributions and employer matching contributions are funded on a bi-weekly basis. All amounts contributed to the Plan have been deposited with the Funding Agent, McCready and Keene. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during the years ended December 31, 2014 and 2013.

10BE9BExcess Contributions Payable to Participants

The Plan is required to refund contributions received in excess of the IRC limits. At December 31, 2014, the Plan had no corrective distributions payable to participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Notes Receivable from Participants

The Plan permits participants to obtain two loans from their account balances, subject to certain IRC limitations not exceeding the less of 50% of the participant account balance. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 4.25% to 5.25% and maturity dates through April 30, 2019 applicable to all loans outstanding years ending at December 31, 2014 and 2013. All loans are secured by the participant’s account balance.

Hardship Withdrawals

A withdrawal from a participant’s account may be permitted if the participant has a financial hardship for certain specific reasons as defined in the Plan document and upon approval by the plan administrator. After making a hardship withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of such withdrawal. The minimum hardship withdrawal is $500.

12BVesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period. See also Note 6.

13BForfeited Amounts

At December 31, 2014 and 2013, the forfeiture account within the Plan totaled $1,000 and $115,000, respectively. Under the terms of the Plan document, the forfeiture account may be used to restore the accounts of former participants who return to the Plan or reduce Plan expenses or Company contributions. In 2014 and 2013, Company contributions totaling $5,000, and $22,000 were made from forfeited non-vested accounts, respectively.

14BPayment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

15BInvestment Options

As of December 31, 2014, participant contributions to the Plan are directed to various investment options offered by the Plan including common/collective trust funds as designated by the participant. Prior to January 1, 2010, Plan participants were also offered the opportunity to invest in Comarco, Inc. common stock.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1B2.	Summary of Significant Accounting Policies

16BBasis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Plan’s financial statements and supplemental schedule have been prepared assuming that the Plan will continue as a going concern.

The Plan Sponsor’s financial statements for the years ended January 31, 2015 and 2014 contained discussion of the Plan Sponsor’s ability to continue as a going concern and in its audit report on those financial statements dated April 30, 2015, the independent registered public accounting firm expressed substantial doubt regarding the Plan Sponsor’s ability to continue operating as a going concern. The uncertainty regarding the Plan Sponsor’s ability to continue as a going concern raises uncertainty regarding the Plan’s continuation. Should the Plan be terminated, the terms discussed in Note 6 would be applicable. The financial statements and supplemental schedule do not include any adjustments that might result from the outcome of this uncertainty.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts. The adjustment from fair value to contract value for the Common Collective Trust’s underlying fully benefit-responsive investment contracts was not significant as of December 31, 2014 and 2013, and as such, contract value approximates fair value..

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

18BValuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2014 and 2013, the Plan did not have any pending distributions to participants who elected to withdraw from the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

21BRisks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. For the years ended December 31, 2014 and 2013, administrative expenses paid by the plan to the trustees were approximately $88,000 and $36,000, respectively. Such transactions qualify as party in interest transactions as defined by ERISA. Investment related expenses are included in net appreciation of fair value of investments.

New Accounting Pronouncements

In May 2015, the FASB issued updated guidance intended to eliminate the diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. Under the updated guidance, investments for which fair value is measured at net asset value per share using the practical expedient should no longer be categorized in the fair value hierarchy. The updated guidance requires retrospective adoption for all periods presented and is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Except for the disclosure requirements, the Company does not expect the adoption of the new guidance to impact the Plan’s financial statements.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

2B3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	2014	2013

AUL GTD Benefit Unalloc GRP Ret Annuity Stable Value Fund C	829,000	1,131,000
Callan Glidepath® 2010 Fund Fee Cl 85	555,000	529,000
Callan Glidepath® 2015 Fund Fee Cl 85	550,000	520,000
Callan Glidepath® 2020 Fund Fee Cl 85	458,000	491,000
Callan Glidepath® 2025 Fund Fee Cl 85	1,013,000	1,234,000
Callan Glidepath® 2030 Fund Fee Cl 85	1,937,000	1,912,000
Callan Glidepath® 2035 Fund Fee Cl 85	355,000	774,000

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in fair value for the years ended December 31, 2014 and 2013. A summary of the change in fair value of the investments is as follows:

	2014	2013

Comarco, Inc. common stock	$(2,000)	$3,000
Common/collective trust funds	304,000	1,059,000
Other	-	44,000

	$302,000	$1,106,000

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

4.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

●	ULevel 1U – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

Comarco Inc. common stock: This investment is valued at the closing quoted market price reported on the active market on which the individual security is traded.

●	ULevel 2U – Inputs to the valuation methodology include:

o	Quoted prices for similar assets or liabilities in active markets;

o	Quoted prices for identical or similar assets or liabilities in inactive markets;

o	Inputs other than quoted prices that are observable for the asset or liability;

o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

UCommon/Collective Trust FundsU: These investments are public investment securities valued using the net asset value (“NAV”) for that fund. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

●	ULevel 3U – Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

The Plan had no investments classified as level 3.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair vales. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of the fair value at the reporting date.

The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by ASC 820 as of December 31, 2014 and 2013:

December 31, 2014

	Level 1	Level 2	Total

Comarco, Inc. common stock	$8,000	$–	$8,000
Common/collective trust funds:
Allocation funds	–	4,897,000	4,897,000
Developed International Equity funds	–	5,000	5,000
Intermediate Fixed Income funds	–	18,000	18,000
Mid-Cap Equity funds	–	28,000	28,000
Real Estate funds	–	20,000	20,000
Small-Cap Equity funds	–	16,000	16,000
Stable value funds	–	829,000	829,000
	–	5,813,000	5,813,000

Total investments measured at fair value at December 31, 2014	$8,000	$5,813,000	$5,821,000

December 31, 2013

	Level 1	Level 2	Total

Comarco, Inc. stock	$15,000	$–	$15,000
Common/collective trust funds:
Allocation funds	–	5,538,000	5,538,000
Intermediate Fixed Income funds	–	11,000	11,000
Large-Cap Equity funds	–	1,000	1,000
Mid-Cap Equity funds	–	22,000	22,000
Real Estate funds	–	10,000	10,000
Stable value funds	–	1,130,000	1,130,000
	–	6,712,000	6,712,000

Total investments measured at fair value at December 31, 2013	$15,000	$6,712,000	$6,727,000

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Investments in common/collective trust funds can be redeemed immediately at NAV based on the fair value of the underlying assets, have no unfunded commitment, and do not require a redemption notice period. The following summarizes investment categories measured at fair value based on NAV per share:

●

Allocation funds (“Target-date portfolios”) provide diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind for retirement. These portfolios aim to provide investors with an optimal level of return and risk, based solely on the target date. Management adjusts the allocation among asset classes to more-conservative mixes as the target date approaches, following a preset glide path. A target-date portfolio is part of a series of funds offering multiple retirement dates to investors.

●

Developed International Equity portfolios primarily invest in stocks that have market caps in the top 70% of each economically integrated market (such as Europe or Asia ex-Japan). These portfolios typically will have less than 20% of assets invested in U.S. stocks.

●	Intermediate Fixed Income portfolios invest primarily in corporate and other investment-grade U.S. fixed-income issues and typically have durations of 3.5 to six years.

●

Large-Cap Equity portfolios are representative of the overall U.S. stock market in size, growth rates, and price. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. These portfolios tend to invest across the spectrum of U.S. industries, and owing to their broad exposure, the portfolios' returns are often similar to those of the S&P 500 Index.

●

Mid-Cap Equity portfolios invest in U.S. stocks of various sizes and styles, giving it a middle-of-the-road profile. The U.S. mid-cap range for market capitalization typically falls between $1 billion-$8 billion and represents 20% of the total capitalization of the U.S. equity market.

●

Real Estate portfolios invest primarily in Real Estate Investment Trusts (“REITs”) of various types. REITs are companies that develop and manage real estate properties. Some portfolios in this category also invest in real estate operating companies.

●	Small-Cap Equity portfolios favor U.S. firms at the smaller end of the market-capitalization range. Stocks in the bottom 10% of the capitalization of the U.S. equity market are defined as small-cap.

●

Stable Value portfolios are comprised of mostly 'synthetic GICs' (known also as wrapped bonds) because of their inherent stability. These bonds can be short or intermediate term with longer maturities than other choices such as money market funds. They are paired (or wrapped) with insurance contracts to guarantee a specific minimum return.

5.	Guaranteed Investment Contract With American United Life Insurance Company

The Plan entered into a fully benefit-responsive guaranteed investment contract with American United Life Insurance Company (“AUL”). AUL maintains the contributions in a general account and is invested in accordance with AUL’s general account investment policy. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statement of net assets available for benefits at contract value, which the Plan Sponsor has determined approximates fair value. Contract value, as reported to the Plan by AUL, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2014 and 2013, was $829,000 and $1,130,000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields earned by the guaranteed investment contract are as follows:

Average yields:	2014	2013

Based on actual earnings	1.0%	1.0%

Based on interest rate credited to participants	1.0%	1.0%

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

6.	Income Tax Status

The IRS has determined and informed McCready and Keene by letter dated March 31, 2008, that the Plan and Trust is designed in accordance with the applicable sections of the IRC. The Company adopted the McCready and Keene, Inc. Plan on February 1, 2012. Accordingly, the Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management does not believe the Plan has any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, no audits for any tax periods are in progress. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

7.	Plan Termination

As of December 31, 2014, the Company intended to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

On January 18, 2013, the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce became fully vested in the employer contributions to their account, if they were not already fully vested.

8.	Party-in-Interest and Non Exempt Transaction

The Plan allowed participants to invest in the Company’s equity securities until December 31, 2009. As of December 31, 2014 and 2013, the Plan held approximately 54,000 and 84,000 shares, respectively, of Comarco, Inc. common stock.

Certain Plan investments are managed by Wilmington Trust, Wells Fargo or its affiliates. These parties are designated as the trustee for such investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Nonexempt Transactions

During the year ended December 31, 2013, the Company discovered that the non-vested portion of the account balances of certain participants who had incurred a five-year consecutive break in service had not been forfeited from the participants’ account and had not been transferred from such participant accounts to the forfeiture account by the Company’s previous record keeper.

On June 24, 2013, the Company filed a VCP application with the Internal Revenue Service (“IRS”) to request a compliance statement with respect to the untimely forfeiture of the unvested portion of certain participant accounts under the Plan. In the VCP application, the Plan Sponsor proposed that the untimely forfeitures would be corrected by treating such forfeitures as having occurred in 2013, or if later, in the year in which the compliance statement is issued. It was further proposed that the forfeited funds be properly disposed of as prescribed by the Plan no later than in the plan year following the plan year in which the forfeiture occurs by restoring participant accounts, offsetting plan expenses, and reducing employer contributions. To the extent there are still amounts remaining in the forfeiture account, it was proposed that such amounts be allocated as a discretionary employer contribution. On August 6, 2014, the VCP was accepted by the IRS.

9.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31, U2014	December 31, U2013

Net assets available for benefits, per the financial statements	$5,857,000	$6,812,000
Add: Excess contributions payable to participants	—	U 9,000

Net assets available for benefits, at fair value per the Form 5500	$5,857,000	$6,821,000

	Year Ended December 31, U2014	Year Ended December 31, U2013

Net (decrease) increase in net assets per the financial statements	$(955,000)	$574,000
Add: Excess contributions payable to participants	—	9,000
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(31,000)
Less: Change in excess contributions payable to participants	(9,000)	(7,000)
Other	—	(1,000)

Net (decrease) increase in net assets per the Form 5500	$(964,000)	$544,000

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	American United Life Insurance Company	AUL GTD Benefit Unalloc GRP Ret Annuity Stable Value Fund C	**	$829,000
*	Wilmington Trust	BlackRock Russell® 1000 Index Fund Cl 66	**	11,000
*	Wilmington Trust	Brandes Core Plus Fixed Income Fund Class 3 (Class I)	**	18,000
*	Wilmington Trust	Callan Glidepath® 2010 Fund Fee Cl 85	**	555,000
*	Wilmington Trust	Callan Glidepath® 2015 Fund Fee Cl 85	**	550,000
*	Wilmington Trust	Callan Glidepath® 2020 Fund Fee Cl 85	**	458,000
*	Wilmington Trust	Callan Glidepath® 2025 Fund Fee Cl 85	**	1,013,000
*	Wilmington Trust	Callan Glidepath® 2030 Fund Fee Cl 85	**	1,937,000
*	Wilmington Trust	Callan Glidepath® 2035 Fund Fee Cl 85	**	355,000
*	Wilmington Trust	Callan Glidepath® 2040 Fund Fee Cl 85	**	6,000
*	Wilmington Trust	Callan Glidepath® 2050 Fund Fee Cl 85	**	3,000
*	Wilmington Trust	Callan Glidepath® 2055 Fund Fee Cl 85	**	8,000
*	Wilmington Trust	Lazard/Wilmington Managed Global Diversified Portfolio Class 3	**	5,000
*	Wilmington Trust	Wells Fargo Stable Value Fund J	**	1,000
*	Wilmington Trust	Wilmington Trust Balanced Portfolio Cl 60	**	11,000
*	Wilmington Trust	WTFSC Mid-Cap Fundamental Value Portfolio Cl 60	**	23,000
*	Wilmington Trust	WTFSC Mid-Cap Growth Portfolio Cl 60	**	5,000
*	Wilmington Trust	WTFSC Small Company Diversified Value Portfolio Cl 60	**	5,000
*	Wells Fargo, N.A.	WTFSC Total Return REIT Portfolio CL 60	**	20,000
*	Comarco, Inc.	Comarco, Inc. Common Stock, 54,156 shares	**	8,000

		Total Investments		5,821,000

*	Plan Participants	Participant Loans Interest rates ranging from 4.25 to 5.25%	--	29,000

				$5,850,000

*	Party-in-interest for which a statutory exemption exists

**	Historical cost information is not required for participant directed investment funds

See accompanying Report of Independent Registered Public Accounting Firm and notes to the 2014 financial statements.

COMARCO, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

/s/ Thomas W. Lanni
Thomas W. Lanni President and Chief Executive Officer Comarco, Inc.

July 22, 2015

Exhibit Index

Exhibit UNumber	Description
23.1	Consent of Independent Registered Public Accounting Firm – Squar Milner LLP *

* Filed herewith